[Sutherland Asbill & Brennan LLP Letterhead]

November 13, 2012

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:         Priority Senior Secured Income Fund, Inc.

File Nos. 333-182941 and 811-22725

Dear Mr. Di Stefano:

On behalf of Priority Senior Secured Income Fund, Inc. (the “Fund”), set forth below is the Fund’s response to the additional oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund on October 24, 2012 regarding (i) Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-182941 and 811-22725) (the “Registration Statement”), and the prospectus (the “Prospectus”) and statement of additional information (the “Statement of Additional Information”) included therein, and (ii) the Fund’s letters responding to comments provided by the Staff on August 22, 2012 (the “Initial Response Letter”) and October 10, 2012 (the “Supplemental Response Letter”).  The Staff’s comments are set forth below in italics and are followed by the Fund’s responses.

General

1.              We note your response in the Supplemental Response Letter regarding the Fund’s three separate classes of common stock. We continue to believe that exemptive relief is required for the Fund to issue more than two classes of common stock, in view of the restrictions on issuing more than one class of senior security that is stock set forth in Section 18(c) under the Investment Company Act of 1940, as amended (the “1940 Act”).  Specifically, we note that shares of common stock issued under each class will appear to have different net asset values, in view of the different sales loads imposed on such shares. In addition, registered closed-end funds have generally been required to seek exemptive relief from the Commission in order to proceed with a capital structure similar to the Fund’s.  Please see Permal Hedge Strategies Fund, et al. (File No. 812-14011; 2012) (http://www.sec.gov/rules/ic/2012/ic-30228.pdf) and Blackrock Preferred Partners LLC, et al (File No. 812-13964; 2012) (http://www.sec.gov/rules/ic/2012/ic-30160.pdf).  Please revise your Prospectus to remove the separate classes, or provide a more detailed analysis to the Staff regarding why the Fund’s use of three separate classes of common stock should not require exemptive relief from the Commission.

Response: The Fund has reviewed the Commission orders granting exemptive relief referenced by the Staff (the “Applicable Exemptive Orders”).  However, the Fund continues to believe that the facts applicable to the separate classes of the Fund’s common stock differ materially from, and do not raise the type of issues present in, such Applicable Exemptive Orders.  Specifically, the material facts that appear to be at issue in the Applicable Exemptive Orders involve the charging of different annual service or similar administrative fees among separate classes of common stock, the allocation of fund expenses among separate classes of common stock, and the potential for differing net asset values between shares of separate classes of common stock, in addition to the use of class-specific voting rights that could potentially raise concerns under Section 18(i) under the 1940 Act.

In contrast, the Fund’s three separate classes of common stock will each have identical rights with respect to voting and distributions by the Fund to its common stockholders, and each share of common stock of the Fund, regardless of its class, will bear its own pro rata portion of the expenses of the Fund and will have the same net asset value.  In addition, the Fund will receive the same net proceeds from the sale of each concurrently issued share of common stock, regardless of its class.  Only the “up front” sales load paid by investors will differ depending upon the class to which a specific share belongs.  The Fund’s charter also provides that its three classes of common stock will ultimately collapse into a single class of common stock upon the listing of its common stock on a national securities exchange.

As the Fund noted in its prior supplemental response to the Staff, the Fund believes that it could implement a protocol utilizing differing sales loads as contemplated in the Prospectus using only a single class of common stock.  The approach the Fund seeks to employ here using three separate classes of common stock is instead solely intended to ease the Fund’s administrative burden and simplify its marketing efforts, but do not provide for the differing rights and privileges typically associated with the distinct classes of capital stock contemplated in Section 18 under the 1940 Act.  In addition, the Fund does not believe that the use of a different sales load, by itself, should cause a separate class of common stock to be viewed as a “senior security,” as defined in Section 18(g) under the 1940 Act, with respect to any other class of the Fund’s common stock, given that it would not cause such class to have a priority over any other class with respect to the distribution of assets or the payment of dividends of the Fund. For the foregoing reasons, the Fund believes that its proposed use of three separate classes of common stock, as described in the Prospectus, does not raise the same concerns under Sections 18(c) or (i) of the 1940 Act that the Applicable Exemptive Orders were needed to address.

2.              We note your response to prior comment no. 11 in the Initial Response Letter.  Please revise the cover page of the Prospectus to further clarify that the Fund’s common stock has no history of public trading, as well as the tendency of closed-end fund shares to trade frequently at a discount from net asset value, along with the risk of loss this creates for investors in this offering.

Response: The Fund has revised the cover page of the Prospectus in response to the Staff’s comment.  In addition, the Fund respectfully refers the Staff to the disclosure set forth on the cover page of the Prospectus that states that the Fund’s shares “will not be publicly traded” in bold type.

Prospectus Summary

3.              We note your response to prior comment no. 24 in the Initial Response Letter.  Please revise the “Risk Factors” section of the Prospectus to more clearly disclose the risks of leverage associated with the Fund’s investments in the equity tranches of CLOs.

Response:  The Fund has revised the disclosure set forth in the “Prospectus Summary — Risk Factors” section of the Prospectus in response to the Staff’s comment.  In addition, the Fund respectfully refers the Staff to the risk factor entitled “Our CLO investments are exposed to leveraged credit risk” set forth in the “Risk Factors” section of the Prospectus.

4.              We note your response to prior comment no. 78 in the Initial Response Letter.  Please revise the “Risk Factors” section of the Prospectus to more clearly disclose the risks associated with your investment in foreign securities.  Specifically, we note your disclosure that most CLOs are formed in foreign jurisdictions such as the Cayman Islands.

Response:  The Fund has revised the disclosure set forth in the “Prospectus Summary — Risk Factors” section of the Prospectus in response to the Staff’s comment.  In addition, the Fund respectfully refers the Staff to the risk factor entitled “Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. securities” set forth in the “Risk Factors” section of the Prospectus.

5.              We note your response to prior comment no. 89 in the Initial Response Letter.  Please revise the disclose to more fully describe the Fund’s fundamental investment policies with respect to issuance of senior securities, purchases on margin, the writing of put and call options, concentration of investments in a particular industry or group of industries, and the borrowing of money, as required by Sections 18 and 13 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund has revised the disclosure set forth under the “Regulation” section of the Statement of Additional Information in response to the Staff’s comment.

Prospectus Summary — Liquidity Strategy

6.              Please disclose the latest date on which the offering pursuant to the Prospectus will end.

Response: The Company has revised the disclosure set forth in the “Prospectus Summary” section of the Prospectus in response to the Staff’s comment.

Risk Factors

7.              Please add “or impossible” after “difficult” in the following risk factor: “We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult for an investor to sell his or her shares.”

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

8.              Please delete the reference to “gain” in the following risk factor: “If we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.”

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Investment Objective and Strategy — Market Opportunity

9.              We note the disclosure contained in the Prospectus that states that “[c]ashflow CLOs differ from market value CLOs in that they do not include mark-to-market covenants or performance triggers” [emphasis added]. Please revise the above-referenced disclosure to explain this statement in plain English.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

10.       Please remove the references to diversification included in this section.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Management — Board of Directors and Executive Officers

11.       Please revise the tabular disclosure providing information about each of the Fund directors to add “During the Past 5 Years” to the column titled “Other Directorships Held by Director or Nominee for Director.”

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

*              *              *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	M. Grier Eliasek, Prospect Capital Management LLC
Stanton Eigenbrodt, Behringer Harvard Holdings, LLC